November 21, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, DC 20549-6010

Attn: Cicely LaMothe, Senior Assistant Chief Accountant

Re:	Accretive Health, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 12, 2011
File No. 1-34746

Dear Ladies and Gentlemen:

This letter is in response to the letter dated November 17, 2011 from Cicely LaMothe, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to John T. Staton, the Chief Financial Officer and Treasurer of Accretive Health, Inc. (the “Company” or “Accretive Health”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In response to the Staff’s comments, we advise you as follows:

Form 10-Q for the quarterly period ended June 30, 2011

Liquidity and Capital Resources, page 20

1.	We note your disclosure of the amount of accounts receivables from hospitals affiliated with Ascension Health in the footnotes of your prior annual financial statements. In light of the significant concentration, please also expand your liquidity discussion in future filings, including interim reports, to discuss the amount of accounts receivable from Ascension Health-affiliated hospitals.

Response:	The Company acknowledges the Staff’s comment and will disclose in its future filings, including interim reports, the amount of accounts receivable from Ascension Health-affiliated hospitals in the “Liquidity and Capital Resources” section of MD&A.

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401 N Michigan Ave

Suite 2700

Chicago, IL 60611

312.324.7820

U.S. Securities and Exchange Commission

November 21, 2011

Please do not hesitate to contact me at (312) 324-5398 with any questions regarding this response letter.

Very truly yours,

/s/ John T. Staton

John T. Staton

Chief Financial Officer and Treasurer

cc:	Jessica Barberich, Assistant Chief Accountant, Securities and Exchange Commission